EXHIBIT 99.123
                                                                --------------
 RELEASE VIA CANADA NEWSWIRE, CALGARY 403-269-7605

                  ATTENTION BUSINESS EDITORS:
                  ADVANTAGE ANNOUNCES MONTHLY DISTRIBUTION OF $0.23 PER UNIT

                  (TSX: AVN.UN)

CALGARY, MAY 17 /CNW/ - ADVANTAGE ENERGY INCOME FUND IS PLEASED TO ANNOUNCE THAT THE CASH DISTRIBUTION FOR THE MONTH OF MAY WILL BE$0.23 PER UNIT WHICH IS CONSISTENT WITH THE PREVIOUS MONTHLY DISTRIBUTION RATE. THE CURRENT MONTHLY DISTRIBUTION REPRESENTS AN ANNUALIZED YIELD OF 13.8% BASED ON THE MAY 14, 2004 CLOSING PRICE OF $20.05 PER UNIT.
                 THE DISTRIBUTION WILL BE PAYABLE ON JUNE 15, 2004 TO UNITHOLDERS OF RECORD AT THE CLOSE OF BUSINESS ON MAY 31, 2004. THE EX-DISTRIBUTION DATE IS MAY 27, 2004. THE CASH DISTRIBUTION IS BASED ON 39.5 MILLION UNITS CURRENTLY OUTSTANDING.
                 %SEDAR: 00016522E

/FOR FURTHER  INFORMATION:  MR. GARY F.  BOURGEOIS,  VP  CORPORATE  DEVELOPMENT,
PHONE: (416) 945-6636, TOLL FREE: 1-866-393-0393, ADVANTAGE ENERGY INCOME FUND, WEB SITE:WWW.ADVANTAGEINCOME.COM,E-MAIL: ADVANTAGE(AT)ADVANTAGEINCOME .COM/ (AVN.UN.)

CO: ADVANTAGE ENERGY INCOME FUND CNW 12:21E 17-MAY-04